

AiPEX6
AI Powered US Equity Index 6

Monthly Performance Report - November 2023

About AiPEX6

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. AiPEX6 is a risk controlled, excess return index, developed by HSBC and EquBot Inc. AiPEX6 is comprised of publicly traded companies, selected using objective artificial intelligence techniques to dynamically create the portfolio on a monthly basis.

Index Return Summary: Historical & Simulated*



Index Overview

Website:	**aipex6.gbm.hsbc.com**
Bloomberg Ticker:	**AIPEX6 Index**
Geographical Focus:	**United States**
Launch Date:	**11/19/2019**
Type of Return:	**Excess Return**
Index Sponsor:	**EquBot, Inc.**
Index Calculation Agent:	**Solactive AG**
Index Fee:	**0.85% per year**

Index Performance: Historical & Simulated*

1 Month	3.22%
YTD	-1.92%
1Y	-3.68%
3Y	-6.61%
5Y	-1.95%
10Y	30.28%
10Y Annualized Volatility	5.92%
10Y Sharpe Ratio	-0.45
Cumulative Return	117.63%

Top 10 Holdings: As of 11/30/2023

	Index Weight(%)	Sector
TESLA INC	5.5%	Consumer Durables
VISA INC-CLASS A SHARES	5.3%	Commercial Services
HONEYWELL INTERNATIONAL INC	4.5%	Electronic Technology
NIKE INC	3.9%	Consumer Non-Durables
LOCKHEED MARTIN CORP	3.3%	Electronic Technology
RTX CORPORATION	2.8%	Electronic Technology
REGENERON PHARMACEUTICALS	2.5%	Health Technology
ELECTRONIC ARTS INC	2.2%	Technology Services
DEERE & CO	1.7%	Producer Manufacturing
ARISTA NETWORKS INC	1.6%	Electronic Technology
Total	**33.4%**	

Annual Index Performance: Historical & Simulated*

2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
4.5%	7.8%	-5.6%	12.3%	8.8%	-0.5%	4.9%	19.3%	5.8%	-0.5%	5.6%	17.0%	-2.5%	5.7%	3.3%	2.4%	-7.6%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 11/30/2023. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through November 19, 2019 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

HSBC

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-253385
December 01, 2023

Monthly Performance Report - November 2023

Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Commercial Services	7.70%	2.91%
Consumer Durables	6.40%	2.39%
Consumer Non-Durables	7.26%	4.64%
Consumer Services	3.61%	3.46%
Electronic Technology	20.35%	16.45%
Finance	16.02%	12.78%
Health Technology	8.18%	9.32%
Producer Manufacturing	3.60%	3.87%
Retail Trade	3.33%	7.25%
Technology Services	13.41%	20.85%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Commercial Services	0.0%	0.33%
Consumer Durables	0.08%	0.38%
Consumer Non-Durables	0.2%	0.2%
Consumer Services	0.94%	0.31%
Electronic Technology	0.91%	1.93%
Finance	1.64%	1.4%
Health Technology	0.05%	0.58%
Producer Manufacturing	0.03%	0.41%
Retail Trade	0.04%	0.55%
Technology Services	0.57%	2.29%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Daily Risk Control Allocation - Historical & Simulated*

	As of 11/30/2023	3Y Average	5Y Average	10Y Average
Equity Portfolio	39.11%	31.95%	32.30%	41.39%
Cash	60.89%	68.05%	67.70%	58.61%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 11/30/2023. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through November 19, 2019 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

